VIA EDGAR

August 19, 2009

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-7010

Dear Mr. Schwall:

Re:

Petaquilla Minerals Ltd. (the “Company”)

Form 20-F/A for the Transition Period Ended May 31, 2008

Filed November 26, 2008

File No. 000-26296

Confirming my telephone conversation with Joanna Lam of the United States Securities and Exchange Commission (“SEC”) on August 19, 2009, regarding our proposed amendment to Form 20-F for the transition period ended May 31, 2008, we are requesting additional time to provide our draft Form 20-F/A and, at this time, anticipate being able to provide the draft Form 20-F/A on or before August 31, 2009.

We appreciate the SEC’s assistance in this matter.  My phone number is (604) 694-0021 and my fax number is (604) 694-0063 for future correspondence or should you have additional questions.

Sincerely,

/s/ Bassam Moubarak

Bassam Moubarak

Chief Financial Officer

Petaquilla Minerals Ltd.

cc: Graham Scott, Vector Corporate Finance Lawyers

Thomas Rose, Troutman Sanders LLP

PETAQUILLA MINERALS LTD.

SUITE 410, 475 WEST GEORGIA STREET, VANCOUVER, BC  CANADA  V6B 4M9

TELEPHONE:  604-694-0021          FACSIMILE:  604-694-0063          WWW.PETAQUILLA.COM